Exhibit 99.3

> 2004 Annual General Meeting Completing your Form of Proxy

The Annual General Meeting of Eidos plc will be held at 12.00 noon on Thursday, 25 November 2004 at Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. Your Notice of the 2004 Annual General Meeting is enclosed.

i.	if you wish to appoint one or more other person(s) as your proxy, please insert their name(s) and address(es), initial the insertion and strike out the words ‘the Chairman of the Meeting’. A proxy need not be a member of the Company. The appointment of a proxy will not preclude you from attending and voting at the Meeting (in substitution for your proxy vote) should you subsequently decide to do so.
ii.	Please indicate with an ‘X’ in the appropriate box how you wish your votes to be cast. Unless otherwise instructed the proxy will exercise his/her discretion as to whether and how he/she will vote on the resolutions and on any other business (including amendments to resolutions) which may come before the Meeting.
iii.	The ‘vote withheld’ option is provided on the proxy card to enable you to abstain on any particular resolution. However, it should be noted that a ‘vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.
iv.	This Form of Proxy must, in the case of an individual, be signed by the appointor or his/her attorney or, in the case of a corporation, be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer or, if it is subject to the Companies Act 1985 (as amended), in accordance with Section 36A thereof.
v.	To be valid, this Form of Proxy and any power of attorney or other authority under which it is executed (or a duly notarised copy thereof), must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, not less than 48 hours before the time appointed for the Meeting or adjourned Meeting.
vi.	In the case of joint shareholders, the vote of the first named who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
vii.	Any alteration to this Form of Proxy must be initialled by the person(s) under whose hand it is signed or executed.

> 2004 Annual General Meeting Form of Proxy

I/We, the undersigned, being (a) member(s) of Eidos plc hereby appoint the Chairman of the Meeting or
(see Note i)
as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 12.00 noon on Thursday, 25 November 2004 and at any adjournment thereof.
I/We request such proxy to vote on the following resolutions as indicated below (see Note ii).

Proposed resolutions:		For	Against	Vote withheld
1.	To receive and adopt the Report and Accounts for the 12 month period ended 30 June 2004
2.	To approve the Report on Directors’ Remuneration
3.	To re-elect Mr David Adams as a director *
4.	To re-elect Mr Allen Thomas as a director *
5.	To elect Mr Jonathan Kemp as a director
6.	To re-appoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration
		For	Against	Vote withheld
7.	To authorise the directors to allot securities
8.	To authorise the directors to disapply pre-emption rights
9.	To authorise the Company to make market purchases of its own shares

* A member of the Remuneration Committee

Resolutions 1 to 7 are each proposed as an Ordinary Resolution.

Resolutions 8 and 9 are each proposed as a Special Resolution.

Signature	Date 2004
Company Seal (see Note iv)

> How to Find the AGM Venue

The Company’s Annual General Meeting will be held at 12.00 noon on Thursday, 25 November 2004 at the Company’s registered office, Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

There is a public car park located at the rear of the building complex in Hartfield Crescent. The closest underground and rail connection is Wimbledon.

BUSINESS REPLY SERVICE Licence No. SWB 1002

Computershare Investor Services PLC PO Box 1075 Bristol BS99 3FA